Exhibit 99.1

PILLARSTONE CAPITAL REIT OPERATING PARTNERSHIP LP
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Years Ended December 31, 2019 and 2018
with Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Pillarstone Capital REIT Operating Partnership LP:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Pillarstone Capital REIT Operating Partnership LP and subsidiaries (the “Partnership”) as of December 31, 2019 and 2018 and the related consolidated statements of operations, changes in partners’ capital, and cash flows for each of the years in the two year period ended December 31, 2019, and the related notes (collectively referred to as the “Consolidated Financial Statements”). In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2019 and 2018 and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2019 in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These Consolidated Financial Statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on the Partnership’s Consolidated Financial Statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the Consolidated Financial Statements are free of material misstatement, whether due to error or fraud. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the Consolidated Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Consolidated Financial Statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Consolidated Financial Statements. We believe that our audits provides a reasonable basis for our opinion.

/s/ Pannell Kerr Forster of Texas, P.C.

We have served as the Partnership’s auditor since 2016.
Houston, Texas
March 30, 2020

Pillarstone Capital REIT Operating Partnership LP and Subsidiaries
CONSOLIDATED BALANCE SHEETS
(in thousands, except unit data)

	December 31,
	2019	2018
ASSETS
Real estate assets, at cost
Property	$55,857	$77,941
Accumulated depreciation	(5,519)	(5,280)
Total real estate assets	50,338	72,661
Cash and cash equivalents	3,331	1,872
Escrows and deposits	566	1,835
Accrued rents and accounts receivable, net of allowance for doubtful accounts	1,360	1,360
Receivable due from related party	646	374
Unamortized lease commissions and deferred legal costs, net	685	1,164
Prepaid expenses and other assets	34	52
Total assets	$56,960	$79,318
LIABILITIES AND PARTNERS' CAPITAL
Liabilities:
Notes payable	$15,434	$47,064
Accounts payable and accrued expenses	2,165	2,616
Payable due to related party	344	372
Accrued interest payable	66	197
Tenants' security deposits	881	1,236
Total liabilities	18,890	51,485
Commitments and contingencies:	—	—
Partners' capital:
General partner, 3,096,403 units issued and outstanding at December, 31 2019 and 2018	3,701	1,809
Limited partner, 13,591,764 units issued and outstanding at December, 31 2019 and 2018	34,369	26,024
Total partners' capital	38,070	27,833
Total liabilities and partners' capital	$56,960	$79,318

See the accompanying notes to the consolidated financial statements.

Pillarstone Capital REIT Operating Partnership LP and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands)

	Year ended December 31,
	2019	2018
Revenues
Rental (1)	$14,200	$17,072
Transaction and other fees	53	108
Total revenues	14,253	17,180

Operating expenses
Depreciation and amortization	2,900	3,564
Operating and maintenance (2)	3,480	3,966
Real estate taxes	2,257	2,720
General and administrative	409	322
Management fees	817	1,008
Total operating expenses	9,863	11,580

Other expenses (income)
Interest expense	2,390	2,812
Loss on disposal of assets	24	55
Gain on sale of properties	(16,967)	(7,778)
Total other income	(14,553)	(4,911)

Income before income taxes	18,943	10,511

Provision for income taxes	(241)	(88)

Net income	$18,702	$10,423

See the accompanying notes to the consolidated financial statements.

Pillarstone Capital REIT Operating Partnership LP and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS - Continued
(in thousands)

	Year ended December 31,
	2019	2018
(1) Rental
Rental revenues	$12,244	$14,326
Recoveries	2,116	2,746
Bad debt	(160)	N/A
Total rental	$14,200	$17,072

(2) Bad debt included in operating and maintenance expenses prior to adoption of Topic 842	N/A	$292

The accompanying notes are an integral part of the consolidated financial statements.

Pillarstone Capital REIT Operating Partnership LP and Subsidiaries CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' CAPITAL (in thousands)

					Total
	General Partner		Limited Partner		Partners'
	Units	Amount	Units	Amount	Capital
Balance, December 31, 2017	3,096	$176	13,592	$18,861	$19,037
Distributions to partners	—	(302)	—	(1,325)	(1,627)
Net income	—	1,935	—	8,488	10,423
Balance, December 31, 2018	3,096	1,809	13,592	26,024	27,833
Contributions from partners	—		—	40	40
Distributions to partners	—	(1,578)	—	(6,927)	(8,505)
Net income	—	3,470	—	15,232	18,702
Balance, December 31, 2019	3,096	$3,701	13,592	$34,369	$38,070

See the accompanying notes to the consolidated financial statements.

Pillarstone Capital REIT Operating Partnership LP and Subsidiaries CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
	Year Ended December 31,
	2019	2018
Cash flows from operating activities:
Net income	$18,702	$10,423
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,900	3,564
Amortization of deferred loan costs	160	100
Gain on sale or disposal of properties and assets	(16,943)	(7,723)
Bad debt expense	160	292
Changes in operating assets and liabilities:
Escrows and deposits	1,269	353
Accrued rent and accounts receivable	(160)	(854)
Receivable due from related party	(272)	1,201
Unamortized lease commissions and deferred legal costs	118	(346)
Prepaid expenses and other assets	(88)	(120)
Accounts payable and accrued expenses	(582)	(727)
Receivable due to related party	(28)	(587)
Tenants' security deposits	(355)	45
Net cash provided by operating activities	4,881	5,621
Cash flows from investing activities:
Additions to real estate	(1,727)	(2,358)
Proceeds from sale of properties	39,123	14,881
Net cash provided by investing activities	37,396	12,523
Cash flows from financing activities:
Distributions paid to General Partner	(1,578)	(302)
Distributions paid to Limited Partner	(6,927)	(1,325)
Extinguishment of debt cost	(523)	(108)
Repayments of notes payable	(31,790)	(17,349)
Net cash used in financing activities	(40,818)	(19,084)

Net decrease in cash and cash equivalents	1,459	(940)
Cash and cash equivalents at beginning of period	1,872	2,812
Cash and cash equivalents at end of period	$3,331	$1,872

Supplemental disclosure of cash flow information:
Cash paid for interest	$1,833	$2,599
Cash paid for taxes	$134	$88
Non cash investing activities:
Disposal of fully depreciated real estate	$49	$56
Additions to real estate contributed by related party	$40	$45

See the accompanying notes to the consolidated financial statements.

Pillarstone Capital REIT Operating Partnership LP and Subsidiaries
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019

1.  DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Pillarstone Capital REIT Operating Partnership LP, a Delaware limited partnership, together with its subsidiaries, (collectively, the “Partnership,” “Pillarstone OP,” “we,” “our,” or “us”), was formed on September 23, 2016 to conduct substantially all of the operations for its sole general partner, Pillarstone Capital REIT (“Pillarstone” or the “General Partner”). Pillarstone engages in investing in, owning and operating commercial properties. Future real estate investments may include (i) acquisition and development of retail, office, office warehouse, industrial, multifamily, hotel, and other commercial properties, (ii) acquisition of or merger with a real estate investment trust or real estate operating company and (iii) joint venture investments. Excess funds can be invested in cash equivalents depending on market conditions. As of December 31, 2019, we owned eight commercial properties in and around Dallas-Fort Worth and Houston, Texas.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation.  The accompanying consolidated financial statements include the accounts of the Partnership and its subsidiaries. All net income or loss is allocated between the General Partner and limited partner based on the weighted-average percentage ownership of the Partnership during the year. Issuances of additional limited partnership interest in the Partnership (“OP units”) changes the basis of ownership interests of both the General Partner and limited partner.

Basis of Accounting.  Our financial records are maintained on the accrual basis of accounting whereby revenues are recognized when earned and expenses are recorded when incurred.

Use of Estimates.   The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant estimates that we use include the estimated fair values of properties acquired, the estimated useful lives for depreciable and amortizable assets and costs, the estimated allowance for doubtful accounts and the estimates supporting our impairment analysis for the carrying values of our real estate assets.  Actual results could differ from those estimates.

Reclassifications.  We have reclassified certain prior year amounts in the accompanying consolidated financial statements in order to be consistent with the current fiscal year presentation. These reclassifications had no effect on net income, total assets, total liabilities or equity.

Revenue recognition. All leases on our properties are classified as operating leases, and the related rental income is recognized on a straight-line basis over the terms of the related leases.  Differences between rental income earned and amounts due per the respective lease agreements are capitalized or charged, as applicable, to accrued rents and accounts receivable. Recoveries from tenants for taxes, insurance, and other operating expenses are recognized as revenues in the period the corresponding costs are incurred.  We combine lease and nonlease components in lease contracts, which includes combining base rent and recoveries into a single line item, Rental, within the consolidated statements of operations. We recognize lease termination fees in the year that the lease is terminated and collection of the fee is reasonably assured.

Cash and Cash Equivalents.  We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.  Cash and cash equivalents as of December 31, 2019 consisted of demand deposits at commercial banks and brokerage accounts.

Real Estate

Acquired Properties and Acquired Lease Intangibles.  We allocate the purchase price of the acquired properties to land, building and improvements, identifiable intangible assets and to the acquired liabilities based on their respective fair values at the time of purchase. Identifiable intangibles include amounts allocated to acquired out-of-market leases, the value of in-place leases and customer relationship value, if any. We determine fair value based on estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known trends and specific market and economic conditions that may affect the property. Factors considered by management in our analysis of determining the as-if-vacant property value include an estimate of carrying costs during the expected lease-up periods considering market conditions, and costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and estimates of lost rentals at market rates during the expected lease-up periods, tenant demand and other economic conditions. Management also estimates costs to execute similar leases including leasing commissions, tenant improvements, legal and other related expenses. Intangibles related to out-of-market leases and in-place lease value are recorded as acquired lease intangibles and are amortized as an adjustment to rental revenue or amortization expense, as appropriate, over the remaining terms of the underlying leases. Premiums or discounts on acquired out-of-market debt are amortized to interest expense over the remaining term of such debt.

Depreciation.  Depreciation is computed using the straight-line method over the estimated useful lives of 5 to 39 years for improvements and buildings, respectively.  Tenant improvements are depreciated using the straight-line method over the life of the improvement or remaining term of the lease, whichever is shorter.

Impairment.  We review our properties for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of the assets, including accrued rental income, may not be recoverable through operations.  We determine whether an impairment in value has occurred by comparing the estimated future cash flows (undiscounted and without interest charges), including the estimated residual value of the property, with the carrying cost of the property.  If impairment is indicated, a loss will be recorded for the amount by which the carrying value of the property exceeds its fair value.  Management has determined that there has been no impairment in the carrying value of our real estate assets as of December 31, 2019.

Accrued Rents and Accounts Receivable.  Included in accrued rent and accounts receivable are base rents, tenant reimbursements and receivables attributable to recording rents on a straight-line basis. We review the collectability of charges under our tenant operating leases on a regular basis, taking into consideration changes in factors such as the tenant's payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area where the property is located. With the adoption of Accounting Standards Codification ("ASC") No. 842, "Leases" ("Topic 842") effective January 1, 2019, we recognize an adjustment to rental revenue if we deem it probable that the receivable will not be collected. Prior to the adoption of Topic 842, we recognized an allowance for doubtful accounts and bad debt expense of the specific rents receivable. Our review of collectability under our operating leases includes any accrued rental revenues related to the straight-line method of reporting rental revenue. As of December 31, 2019 and December 31, 2018, we had an allowance for uncollectible accounts of approximately $161,000 and $53,000, respectively. For the year ended December 31, 2019, we recorded an adjustment to rental revenue in the amount of approximately $160,000. For the year ended December 31, 2018, we recorded bad debt expense in the amount of approximately $292,000.

Unamortized Lease Commissions and Loan Costs.  Leasing commissions are amortized using the straight-line method over the terms of the related lease agreements.  Loan costs are amortized on the straight-line method over the terms of the loans, which approximates the interest method.  Costs allocated to in-place leases whose terms differ from market terms related to acquired properties are amortized over the remaining life of the respective leases.

Prepaids and Other Assets.  Prepaids and other assets include escrows established pursuant to certain mortgage financing arrangements for real estate taxes and insurance.

State Taxes.  We are subject to the Texas Margin Tax, which is computed by applying the applicable tax rate (1% for us) to the profit margin, which, generally, will be determined for us as total revenue less a 30% standard deduction.  Although the Texas Margin Tax is not considered an income tax, Financial Accounting Standards Board’s (“FASB”) ASC 740, “Income Taxes” (“ASC 740”) applies to the Texas Margin Tax.  For the years ended December 31, 2019 and 2018, we recorded margin tax provisions of $242,000 and $87,000, respectively.

Fair Value of Financial Instruments.  Our financial instruments consist primarily of cash, cash equivalents, accounts receivable, accounts and notes payable.  The carrying value of cash, cash equivalents, accounts receivable and accounts payable are representative of their respective fair values due to their short-term nature.  The fair value of our long-term debt, consisting of fixed rate secured notes aggregate to approximately $16.3 million and $47.2 million as compared to the book value of approximately $15.5 million and $47.3 million as of December 31, 2019 and 2018, respectively. The fair value of our long-term debt is estimated on a Level 2 basis (as provided by ASC No. 820, “Fair Value Measurements and Disclosures”), using a discounted cash flow analysis based on the borrowing rates currently available to us for loans with similar terms and maturities, discounting the future contractual interest and principal payments.

Disclosure about fair value of financial instruments is based on pertinent information available to management as of December 31, 2019 and December 31, 2018. Although management is not aware of any factors that would significantly affect the fair value amounts, such amounts have not been comprehensively revalued for purposes of these consolidated financial statements since December 31, 2019 and current estimates of fair value may differ significantly from the amounts presented herein.

Concentration of Risk.  Substantially all of our revenues are obtained from office, warehouse and retail locations in the Dallas-Fort Worth and Houston metropolitan areas. We maintain cash accounts in major U.S. financial institutions. The terms of these deposits are on demand to minimize risk. The balances of these accounts sometimes exceed the federally insured limits, although no losses have been incurred in connection with these deposits.

Recent accounting pronouncements. In May 2014, the FASB issued guidance, as amended in subsequent updates, establishing a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most of the existing revenue recognition guidance. The standard also requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services and also requires certain additional disclosures. This guidance became effective for the reporting periods beginning on or after December 15, 2017, and interim periods within those fiscal years. We adopted this guidance on a modified retrospective basis beginning January 1, 2018, and it did not have a material impact on our consolidated financial statements.

In February 2016, the FASB issued an accounting standard update ("ASU") that provided the principles for the recognition, measurement, presentation, and disclosure of leases. Additional guidance and targeted improvements to the February 2016 ASU were made through the issue of supplementary ASUs in July 2018, December 2018 and March 2019.

Effective January 1, 2019, we adopted the new lease accounting guidance in Topic 842. As the lessor, we have elected the package of practical expedients permitted in Topic 842. Accordingly, we have accounted for our existing leases as operating leases under the new guidance, without reassessing (a) whether the contract contains a lease under Topic 842, (b) whether classification of the operating lease would be different in accordance with Topic 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of December 31, 2018) would have met the definition of initial direct costs in Topic 842 at lease commencement. Additionally, as the lessor, we will use hindsight in determining the lease term.

Upon adoption of Topic 842, lessees and lessors are required to apply a modified retrospective transition approach. Reporting entities are permitted to choose one of two methods to recognize and measure leases within the scope of Topic 842:

•
Apply Topic 842 to each lease that existed at the beginning of the earliest comparative period presented in the financial statements as well as leases that commenced after that date. Under this method, prior comparative periods presented are adjusted. For leases that commenced prior to the beginning of the earliest comparative period presented, a cumulative-effect adjustment is recognized at that date.

•
Apply the guidance to each lease that had commenced as of the beginning of the reporting period in which the entity first applies the lease standard with a cumulative-effect adjustment as of that date. Prior comparative periods would not be adjusted under this method.

We have elected an optional transition method that allows entities to initially apply Topic 842 at January 1, 2019, the date of adoption, and to recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. As the lessor, we have not assessed unamortized legal costs as part of the package of practical expedients, and we will not make any adjustment to retained earnings at the date of adoption to write off unamortized legal costs. We will continue to amortize unamortized legal costs as of December 31, 2019 over the life of the respective leases. We did not have a cumulative-effect adjustment as of the adoption date. Additionally, the optional transition method does not allow us to apply the new standard (including disclosure requirements) to comparative periods presented. Those periods can continue to be presented in accordance with prior generally accepted accounting principles.

Topic 842 requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases and operating leases. Based on our election of the package of practical expedients, our existing commercial leases, where we are the lessor, continue to be accounted for as operating leases under the new standard. However, Topic 842 changed certain requirements regarding the classification of leases that could result in us recognizing certain long-term leases entered into or modified after January 1, 2019 as sales-type leases or finance leases, as opposed to operating leases. We will continue to monitor our leases following the adoption date to ensure that they are classified in accordance with the new lease standards.

We elected a practical expedient which allows lessors to not separate non-lease components from the lease component when the timing and pattern of transfer for the lease components and non-lease components are the same and if the lease component is classified as an operating lease. As a result, we now present all rentals and reimbursements from tenants as a single line item, Rental, within the consolidated financial statements of operations. For the year ended December 31, 2019, we had rental revenues of approximately $12,244,000, and rental reimbursements of approximately $2,116,000 compared to rental revenues of approximately $14,326,000 and rental reimbursements of approximately $2,746,000 for the year ended December 31, 2018.

We review the collectability of charges under our tenant operating leases on a regular basis, taking into consideration changes in factors such as the tenant's payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area where the property is located. Each tenant is included in one of several portfolios, and an allowance is calculated using the calculation methodology for the respective portfolio. With the adoption of Topic 842, we will recognize an adjustment to rental revenue if we deem it probable that the receivable will not be collected. Prior to the adoption of Topic 842, we recognized an allowance for doubtful accounts and bad debt expense of the specific rents receivable. Our review of collectability under our operating leases includes any accrued rental revenues related to the straight-line method of reporting rental revenue.

In November 2016, the FASB issued guidance requiring that the statement of cash flows explain the change during the period in the total cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This guidance became effective for the reporting periods beginning on or after December 15, 2017, and interim periods within those fiscal years. We adopted this guidance effective January 1, 2018, and we have reconciled cash and cash equivalents and restricted cash and restricted cash equivalents on a retrospective basis, whereas under the previous guidance, we reported restricted cash and restricted cash equivalents under cash flows from financing activities.

In January 2017, the FASB issued guidance clarifying the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or dispositions) of assets or businesses. This guidance became effective for the reporting periods beginning on or after December 15, 2017, and interim periods within those fiscal years. We adopted this guidance on a prospective basis beginning January 1, 2018 and believe the majority of our future acquisitions will qualify as asset acquisitions and the associated transaction costs will be capitalized as opposed to expensed under previous guidance.

In February 2017, the FASB issued guidance clarifying the scope of asset derecognition guidance, adds guidance for partial sales of nonfinancial assets and clarifies recognizing gains and losses from the transfer of nonfinancial assets in contracts with noncustomers. This guidance became effective for the reporting periods beginning on or after December 15, 2017, and interim periods within those fiscal years. We adopted this guidance on a modified retrospective basis beginning January 1, 2018, and it did not have a material impact on our consolidated financial statements.

3.  REAL ESTATE

As of December 31, 2019, we owned eight commercial properties in the Dallas-Fort Worth and Houston areas comprised of approximately 0.9 million square feet of gross leasable area.

Property dispositions. On December 27, 2018, we completed the sale of Dairy Ashford Business Park, Westbelt Plaza and Main Park (the "2018 Real Estate Assets Sold"), each located in Houston, Texas. Dairy Ashford Business Park sold for $2.1 million, and we recorded a gain on sale of $0.8 million. Westbelt Plaza sold for $5.4 million, and we recorded a gain on sale of $2.7 million. Main Park sold for $8.4 million, and we recorded a gain on sale of $4.3 million. We have not included the 2018 Real Estate Assets Sold in discontinued operations as they did not meet the definition of discontinued operations.

Pillarstone Capital REIT Operating Partnership LP and Subsidiaries
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019

On October 8, 2019, we completed the sale of Corporate Park West, Corporate Park Woodland and Plaza Park (the "2019 Real Estate Assets Sold" and together with the 2018 Real Estate Assets Sold, the "Real Estate Assets Sold"), each located in Houston, Texas. Corporate Park West sold for $20.3 million, and we recorded a gain on sale of $6.9 million. Plaza Park sold for $7.3 million, and we recorded a gain on sale of $4.0 million. Corporate Park Woodland sold for $12.2 million, and we recorded a gain on sale of $6.1 million. We have not included the 2019 Real Estate Assets Sold in discontinued operations as they did not meet the definition of discontinued operations.

4.  ACCRUED RENTS AND ACCOUNTS RECEIVABLE, NET

Accrued rents and accounts receivable, net, consists of amounts accrued, billed and due from tenants, allowance for doubtful accounts and other receivables as follows (in thousands):

	December 31,
	2019	2018
Tenant receivables	$271	$252
Accrued rents and other recoveries	1,250	1,161
Allowance for doubtful accounts	(161)	(53)
Totals	$1,360	$1,360

5.  UNAMORTIZED LEASE COMMISSIONS AND DEFERRED LEGAL COST, NET

Costs which have been deferred consist of the following (in thousands):

	December 31,
	2019	2018
Leasing commissions	$1,377	$1,780
Deferred legal cost	18	34
Total cost	1,395	1,814
Less: leasing commissions accumulated amortization	(698)	(636)
Less: deferred legal cost accumulated amortization	(12)	(14)
Total cost, net of accumulated amortization	$685	$1,164

     A summary of expected future amortization of deferred costs is as follows (in thousands):

Years Ended December 31,	Leasing Commissions	Deferred Legal Costs	Total
2020	$226	$3	$229
2021	170	1	171
2022	120	1	121
2023	80	1	81
2024	52	—	52
Thereafter	31	—	31
Total	$679	$6	$685

Pillarstone Capital REIT Operating Partnership LP and Subsidiaries
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019

6.  LEASES

Effective January 1, 2019, we adopted the new lease accounting guidance in Topic 842. As the lessor, we have elected the package of practical expedients in Topic 842. See Note 2 for additional disclosure on Topic 842.

As a Lessor. All leases on our properties are classified as noncancelable operating leases, and the related rental income is recognized on a straight-line basis over the terms of the related leases. Differences between rental income earned and amounts due per the respective lease agreements are capitalized or charged, as applicable, to accrued rents and accounts receivable. Percentage rents, if applicable, are recognized as rental income when the tenants' sales exceed specified amounts in our leases.  Recoveries from tenants for taxes, insurance, and other operating expenses are recognized as revenues in the period the corresponding costs are incurred. We combine lease and nonlease components in lease contracts, which includes combining base rent, recoveries, and percentage rents into a single line item, Rental, within the consolidated statements of operations.

A summary of minimum future rents to be received (exclusive of renewals, tenant reimbursements, contingent rents, and collectability adjustments under Topic 842) under noncancelable operating leases in existence as of December 31, 2019 is as follows (in thousands):

Years Ended December 31,	Minimum Future Rents (1)
2020	$7,958
2021	5,411
2022	3,787
2023	2,671
2024	1,712
Thereafter	1,631
Total	$23,170

(1) These amounts do not reflect future rental revenues from the renewal or replacement of existing leases and exclude reimbursements of operating expenses and rental increases that are not fixed.

Prior to the adoption of Topic 842, we leased the majority of our properties under noncancelable operating leases, which provide for minimum base rents plus, in some instances, contingent rents based upon a percentage of the tenants' sales. A summary of minimum future rents to be received (exclusive of renewals, tenant reimbursements and contingent rents) under noncancelable operating leases in existence as of December 31, 2018 is as follows (in thousands):

Years Ended December 31,	Minimum Future Rents
2019	$11,140
2020	8,924
2021	6,350
2022	4,111
2023	2,802
Thereafter	12,190
Total	$45,517

Pillarstone Capital REIT Operating Partnership LP and Subsidiaries
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019

7.  DEBT

Mortgages and other notes payable consist of the following (in thousands):

	December 31,
Description	2019	2018
Fixed rate notes
$37.0 million 3.76% Note, due December 1, 2020	$—	$25,863
$16.5 million 4.97% Note, due September 26, 2023	15,539	15,805
Floating rate notes
Related party Note, LIBOR plus 1.40% to 1.90%, due December 31, 2019	—	5,661
Total notes payable principal	15,539	47,329
Less deferred financing costs, net of accumulated amortization	(105)	(265)
Total notes payable	$15,434	$47,064

Our mortgage debt was collateralized by one operating property as of December 31, 2019 and 7 properties as of December 31, 2018 with a combined net book value of $22.3 million and $55.6 million, respectively. Our loans contain restrictions that would require prepayment penalties for the acceleration of outstanding debt and are secured by a deed of trust on our properties and the assignment of certain rents and leases associated with those properties. Certain of our other loans are also subject to customary covenants. As of December 31, 2019, we were in compliance with all loan covenants.

Scheduled maturities of notes payable as of December 31, 2019 were as follows, (in thousands):

Year	Amount Due
2020	$275
2021	294
2022	311
2023	14,659
Total	$15,539

8. PARTNERS' CAPITAL

Operating Partnership Units

The Partnership conducts substantially all of Pillarstone's business. Pillarstone is the sole general partner of the Partnership and as of December 31, 2019 and 2018, owned an 18.6% interest in the Partnership.

At any time on or after six months following the date of the initial issuance thereof, limited partners in the Partnership holding OP units have the right to convert their OP units for cash, or at the option of the general partner, common shares of Pillarstone. As of December 31, 2019 and 2018, there were 16,688,167 OP units outstanding.

Pillarstone Capital REIT Operating Partnership LP and Subsidiaries
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019

Distributions

The following table reflects the total distributions we have paid in each indicated quarter (in thousands):

	General	Limited
Quarter Paid	Partner	Partner	Total
2019
Fourth Quarter	$1,349	$5,921	$7,270
Third Quarter	26	116	142
Second Quarter	134	588	722
First Quarter	69	302	371
Total	$1,578	$6,927	$8,505

2018
Fourth Quarter	$187	$820	$1,007
Third Quarter	—	—	—
Second Quarter	—	—	—
First Quarter	115	505	620
Total	$302	$1,325	$1,627

9.  COMMITMENTS AND CONTINGENCIES

We are a participant in various legal proceedings and claims that arise in the ordinary course of our business.  These matters are generally covered by insurance.  While the resolution of these matters cannot be predicted with certainty, we believe that the final outcome of these matters will not have a material effect on our financial position, results of operations, or cash flows.

Pillarstone Capital REIT Operating Partnership LP and Subsidiaries
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019

10.  RELATED PARTY TRANSACTIONS

Transactions with Limited Partner

We lease space to Whitestone OP at five of our commercial properties. We also pay interest to Whitestone OP related to our obligation under the Whitestone Credit Facility. The following table represents the amounts incurred for the years ended December 31, 2019 and 2018:

	Year Ended December 31,
(in thousands)	2019	2018
Rental revenue	$703	$779
Interest expense	(171)	(582)

Property and Asset Management Fees

Summarized below are the property management and asset management fees incurred by Pillarstone OP to Whitestone TRS for the years ended December 31, 2019 and 2018:

	Year Ended December 31,
(in thousands)	2019	2018
Property management fees	$626	$743
Asset management fees	191	265

Due to/from partners

Summarized below are the related party amounts receivable or payable as of December 31, 2019 and 2018:

		December 31,
	Location of Receivable (Payable)	2019	2018
Tenant receivables and other receivables	Accrued rents and accounts receivable	$646	$374
Accrued interest due to related party	Accrued interest payable	—	(50)
Other payables due to related party	Payable due to related party	(344)	(372)

11.  SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 30, 2020, the date the consolidated financial statements were available to be issued and has determined that there are no other subsequent events to be reported. In December 2019, a novel strain of coronavirus ("COVID-19") was reported to have surfaced in China. The World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern" and characterized COVID-19 as a pandemic. The U.S. government has also implemented enhanced screenings, quarantine requirements and travel restrictions in connection with the COVID-19 outbreak. The spread of this virus has caused business disruption to the Company beginning in 2020, because businesses in the United States were concerned about the impact of COVID-19 on their operations. Recently, local governments in Texas, where our properties are located, have closed certain types of businesses, specifically bars and restaurants, though restaurants continue to provide takeout services, and several of our tenants have voluntarily opted for their employees to work remotely. While the Company expects this matter to negatively impact its results, the extent of the impact of the COVID-19 on the Company's operational and financial performance will depend on future developments, including the duration and spread of the outbreak, additional government restrictions and the impact of the COVID-19 on overall demand for the Company's spaces, all of which are highly uncertain and cannot be predicted.